

16012145



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 52109 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EnergyNet.com, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7201 I-40 West, Suite 319
(No. and Street)

| Amarillo | Texas | 79106 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jim D. Black 806-351-2953
(Area Code – Telephone Number)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Johnson & Sheldon, PLLC
(Name – *if individual, state last, first, middle name*)

| 500 Taylor, Suite 200 | Amarillo | Texas | 79105 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Jim D. Black, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EnergyNet.com, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Jim D. Black, CFO/COO

Title

Notary Public



LISA COX
My Notary ID # 6560376
Expires December 16, 2019


This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ENERGYNET.com

7201 I-40 West, Suite 319 / Amarillo, TX 79106 / phone 806-351-2953 / fax 806-351-2835

# ENERGYNET.COM, INC.

## FINANCIAL STATEMENTS
## AND
## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

## YEAR ENDED
## December 31, 2015

**ENERGYNET.COM, INC.**

## TABLE OF CONTENTS

**December 31, 2015**



# JOHNSON & SHELDON, PLLC
## CERTIFIED PUBLIC ACCOUNTANTS

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors
EnergyNet.com, Inc.
Amarillo, Texas

We have audited the accompanying statement of financial condition of **EnergyNet.com, Inc.** (the Company) as of December 31, 2015, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EnergyNet.com, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of EnergyNet.com, Inc.'s financial statements. The Supplemental Information is the responsibility of EnergyNet.com, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Johnson & Sheldon, PLLC

Johnson & Sheldon, PLLC
Amarillo, Texas

February 25, 2016

SUITE 200 • 500 TAYLOR
P.O. BOX 509
AMARILLO, TX 79105-0509

An Independently Owned Member
McGLADREY ALLIANCE | McGladrey

TELEPHONE 806 / 371-7661
FAX: 806 / 371-0529
TOLL FREE: 1-800-530-4804

# FINANCIAL STATEMENTS

## ENERGYNET.COM, INC.

## STATEMENT OF FINANCIAL CONDITION
**December 31, 2015**

| | | 2015 |
|---|---|---|
| **Assets** | | |
| **Current Assets:** | | |
| Cash | $ | 2,137,532 |
| Commissions receivable | | 1,064,137 |
| **Total Assets** | $ | 3,201,669 |
| **Liabilities and Stockholders' Equity** | | |
| **Current Liabilities:** | | |
| Accrued liabilities | $ | 337,913 |
| Facility services fees payable - affiliate | | 294,000 |
| Income taxes payable | | 45,484 |
| **Total Liabilities** | | 677,397 |
| **Commitments and Contingencies** (Note 5) | | |
| **Stockholders' Equity** (Note 3): | | |
| Additional paid-in capital | | 1,100,000 |
| Retained earnings | | 1,424,272 |
| **Total Stockholders' Equity** | | 2,524,272 |
| **Total Liabilities and Stockholders' Equity** | $ | 3,201,669 |

**See accompanying notes and report of independent registered public accounting firm**

## ENERGYNET.COM, INC.

## STATEMENT OF INCOME
## Year Ended December 31, 2015

| | | 2015 |
|---|---|---|
| **Revenues:** | | |
| Commissions | $ | 6,426,560 |
| Interest income | | 2,756 |
| Total Revenues | | 6,429,316 |
| **Expenses:** | | |
| General and administrative expenses | | 1,148,180 |
| Facilities service fees - affiliate | | 3,542,250 |
| Sales commissions | | 756,649 |
| Total Expenses | | 5,447,079 |
| **Income before Provision for Income Taxes** | | 982,237 |
| **Provision for State Income Taxes** | | - |
| **Net Income** | $ | 982,237 |

**See accompanying notes and report of independent registered public accounting firm**

## ENERGYNET.COM, INC.

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
**Year Ended December 31, 2015**

| | Common Stock | | Additional Paid-in Capital | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|---|
| | Shares | Par Value | | | |
| **Balance, January 1, 2015** | 1,000 | $ - | $ - | $ 384,149 | $ 384,149 |
| Net income | - | - | - | 982,237 | 982,237 |
| Capital investment by ENCI Holding Company | - | - | 1,100,000 | - | 1,100,000 |
| Transferred deferred tax liability to ENCI Holding Company | - | - | - | 57,886 | 57,886 |
| **Balance, December 31, 2015** | 1,000 | $ - | $1,100,000 | $ 1,424,272 | $ 2,524,272 |

See accompanying notes and report of independent registered public accounting firm

## ENERGYNET.COM, INC.

## STATEMENT OF CASH FLOWS
## Year Ended December 31, 2015

| | 2015 |
|---|---|
| **Cash Flows from Operating Activities:** | |
| Net Income | $ 982,237 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Decrease (increase) in operating assets: | |
| Commissions receivable | (675,933) |
| Increase (decrease) in operating liabilities: | |
| Accounts payable and accrued liabilities | 45,492 |
| Facilities services fees payable - affiliate | (120,683) |
| Income taxes payable | (33,687) |
| Net Cash Provided by Operating Activities | 197,426 |
| **Cash Flows from Financing Activities** | |
| Capital investment | 1,100,000 |
| Net Cash Provided for Financing Activities | 1,100,000 |
| **Net Change in Cash** | 1,297,426 |
| **Cash at Beginning of Year** | 840,106 |
| **Cash at End of Year** | $ 2,137,532 |
| **Supplemental Disclosures** | |
| Income taxes paid | $ 33,687 |
| Non-cash transfer of deferred tax liability to ENCI Holding Company | $ (57,886) |

**See accompanying notes and report of independent registered public accounting firm**

## ENERGYNET.COM, INC.

## NOTES TO FINANCIAL STATEMENTS
## December 31, 2015

### NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of EnergyNet.com, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States of America and have been consistently applied in the preparation of the financial statements.

**Organization and Basis of Presentation**
EnergyNet.com, Inc. is a Texas corporation, headquartered in Amarillo, Texas. The Company is a broker registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is primarily engaged in facilitating the sales of operated and non-operated working interests, producing and nonproducing mineral interests, and royalty and overriding royalty interests in crude oil and natural gas properties between registered buyers and sellers through either an Internet based live auction, sealed bid or negotiated sales process.

The Company reorganized its corporate structure effective September 1, 2014. Since September 1, 2014, EnergyNet.com, Inc. is a wholly-owned subsidiary of ENCI Holding Company. ENCI Holding Company also wholly-owns EnergyNet Services, Inc., which operates the online auctions, sealed bid and negotiated sales processes and performs all back office duties of the auction process. EnergyNet.com, Inc. has a Facilities Services Agreement with EnergyNet Services, Inc. to provide all business services except securities licensed broker employees.

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**
Cash and cash equivalents include cash on hand, amounts due from banks, and all highly liquid investments with initial maturities of three months or less. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk related to cash. At December 31, 2015, the Company did not have any cash equivalents.

**Revenue Recognition**
The Company recognizes commissions on property sales at closing, which are calculated as a percentage of the sales price. Online auction revenues, which closing occurs at the expiration of the auction to the buyer with the highest bid that meets any seller's minimum reserve sales price or accepted by the seller, were $3,323,146 during 2015. Sealed bid and negotiated sale revenues, which closing occurs at the time and date when the buyer and seller agree to a purchase price and terms, were $3,103,414 during 2015. Title to the crude oil and natural gas properties passes directly from the seller to the buyer. Accordingly, the Company never holds an interest in the properties listed and sold on its Internet site or other auction processes.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

**Income Taxes**
The Company is subject to U.S. Federal income taxes and income and margin taxes in the state of Texas. On January 1, 2010, the Company elected to be treated under Subchapter S of the Internal Revenue Code. Accordingly, effective January 1, 2010, the Company is no longer subject to U.S. Federal Income Tax. U.S. Federal Income Taxes are the responsibility of the Company's shareholders in direct proportion to their individual ownership percentages in the Company.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying statement of financial condition along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of income.

Based on management's analysis, the Company did not have any material uncertain tax positions as of December 31, 2015. The Company files income tax returns in the U.S. federal jurisdiction and the state of Texas. There are currently no income tax examinations underway for these jurisdictions.

The Company's income tax returns are subject to examination by the relevant taxing authorities as follows: U.S. Federal income tax returns for the years 2012 and forward; Texas margin tax returns for tax years 2011 and forward.

**Comprehensive Income**
The Company had no elements of comprehensive income other than net income for the year ended December 31, 2015.

**Subsequent Events**
The Company has evaluated subsequent events through February 25, 2016, the date the financial statements were available to be issued.

## ENERGYNET.COM, INC.

## NOTES TO FINANCIAL STATEMENTS
## December 31, 2015

### NOTE 2 - COMMISSIONS RECEIVABLE

Commissions receivable represent amounts due from EnergyNet Services, Inc., from closings of online auctions, sealed bid and/or negotiated sale transactions. Management individually reviews all delinquent commission receivable balances. All commissions receivable outstanding at December 31, 2015 were deemed to be collectible under normal terms.

### NOTE 3 - STOCKHOLDERS' EQUITY

The Company has the following elements of stockholders' equity at December 31, 2015:

**Common Stock**
Common stock consists of 1,000 voting shares of authorized, issued and outstanding stock at $.0001 par value per share, 100% owned by ENCI Holding Company.

**Additional Paid-in Capital**
Represents additional contributions to the Company received from its sole stockholder, ENCI Holding Company.

### NOTE 4 - INCOME TAXES

The Company's provision for state income taxes consisted solely of the Texas margin tax for the year ended December 31, 2015, reflecting the Company's election to be treated under Subchapter S of the Internal Revenue Code.

### NOTE 5 - COMMITMENTS AND CONTINGENCIES

**Litigation**
The Company may from time to time be involved in various claims, lawsuits, and disputes with third parties, actions involving allegations of discrimination, or breach of contract incidental to the operations of its business. The Company is not currently involved in any litigation which it believes could have a materially adverse effect on its financial conditions or results of operations.

### NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $2,524,272, which was $2,479,112 in excess of its required net capital of $45,160. At December 31, 2015, aggregated indebtedness amounted to 26.84% of net capital. Therefore, management believes the Company was in compliance with its minimum net capital requirements and its related net capital ratio.

**NOTE 6 - NET CAPITAL REQUIREMENTS (continued)**

The Company carries no customer-regulated commodities futures accounts; therefore the computation of segregated funds pursuant to Section 4d(2) of the Commodity Exchange Act is not applicable. The Company handled no customer securities or accounts during the year ended December 31, 2015. The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) for both computation of determination of the reserve requirements and information related to the possession or control requirements.

Since its corporate reorganization on September 1, 2014, the Company's Membership Agreement with FINRA reflects the Company's minimum net capital requirement of $5,000. The Company's Membership Agreement with FINRA also reflects the Company may engage only as a "Broker selling oil and gas interests".

**NOTE 7 - CONCENTRATION OF CREDIT RISK**

During the year ended December 31, 2015, no single seller amounted to 10% or more of total commission revenue.

Financial instruments that potentially subject the Company to concentrations of credit risk principally consist of cash, commissions receivable and payables with affiliate.

**NOTE 8 - RELATED PARTY TRANSACTIONS**

ENCI Holding Company transferred $1,100,000 as a capital injection into EnergyNet.com, Inc. during 2015. EnergyNet.com, Inc. transferred $57,886 of deferred tax liability during 2015 to ENCI Holding Company.

EnergyNet.com, Inc. paid $3,542,250 of facilities service fees to its affiliate company EnergyNet Services, Inc. during 2015, for the operations of the website for online auction, sealed bids and negotiated sales process. As of December 31, 2015, the Company owed EnergyNet Services, Inc. $294,000 of facility service fees payable.

One director of ENCI Holding Company purchased a single property, in an online auction of the Company, for $21,155, during 2015.

## SUPPLEMENTAL INFORMATION

## ENERGYNET.COM, INC.

## SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND RECONCILIATION OF NET CAPITAL HEREIN WITH THE INITIAL CORRESPONDING UNAUDITED FILING
**December 31, 2015**

| | | |
|---|---|---|
| **Computation of Net Capital:** | | |
| Total stockholders' equity | $ | 2,524,272 |
| Deduct stockholders' equity not allowable for net capital | | - |
| | | 2,524,272 |
| **Deduct:** | | |
| Nonallowable assets: | | |
| Haircuts on securities: | | |
| Money market accounts | | - |
| Total deductions | | - |
| **Net capital** | $ | 2,524,272 |
| **Computation of aggregate indebtedness:** | | |
| Items included in the statement of financial condition: | | |
| Accrued liabilities | $ | 337,913 |
| Facilities services fees payable - affiliate | | 294,000 |
| Income taxes payable | | 45,484 |
| **Total aggregate indebtedness** | $ | 677,397 |
| **Percentage of aggregate indebtedness to net capital** | | 26.84% |
| **Computation of basis net capital requirement** | | |
| Minimum dollar net capital requires at 6 2/3 percent | $ | 45,160 |
| Minimum dollar net capital required | $ | 5,000 |
| Net capital requirement (greater of above amounts) | $ | 45,160 |
| **Excess Net Capital** | $ | 2,479,112 |
| **Reconciliation with Company's computation** | | |
| Net capital, as reported in the Company's Part II (unaudited Focus report) | $ | 2,524,272 |
| Adjustments to estimated amounts recorded subsequent to filing the Company's unaudited Focus report | | - |
| Net audit adjustments | | - |
| Net capital per above | $ | 2,524,272 |

# ENERGYNET.COM, INC.

## SCHEDULE II – OTHER REQUIRED INFORMATION

## DECEMBER 31, 2015

Statement of Changes in Liabilities Subordinated to Claims of General Creditors Pursuant to Rule 17a-5(d)(2):

The statement of changes in liabilities subordinated to claim of general creditors is omitted since no such liabilities exist.

Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3:

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) for both computation of determination of the reserve requirements and information related to the possession or control requirements.

Information Relating to the Possession or Control Requirements as Required by Rule 15c3-3:

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) for both computation of determination of the reserve requirements and information related to the possession or control requirements.



# JOHNSON & SHELDON, PLLC
## CERTIFIED PUBLIC ACCOUNTANTS

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors
EnergyNet.com, Inc.
Amarillo, Texas

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* **EnergyNet.com, Inc**. identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which EnergyNet.com, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the exemption provisions) and *(b)* EnergyNet.com, Inc. stated that EnergyNet.com, Inc. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2015, without exception. EnergyNet.com, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about EnergyNet.com, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

Johnson & Sheldon, PLLC

Johnson & Sheldon, PLLC
Amarillo, Texas

February 25, 2016

SUITE 200 • 500 TAYLOR
P.O. BOX 509
AMARILLO, TX 79105-0509

An Independently Owned Member
McGLADREY ALLIANCE | McGladrey

TELEPHONE 806 / 371-7661
FAX: 806 / 371-0529
TOLL FREE: 1-800-530-4804

**EnergyNet.com, Inc.'s Exemption Report**

**EnergyNet.com, Inc.** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the period January 1, 2015 to December 31, 2015, without exception.

EnergyNet.com, Inc.

I, Jim D. Black, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

**By:** 

Jim D. Black
Chief Financial Officer
7201 I-40 West, Suite 319
Amarillo, TX 79106

February 25, 2016




# JOHNSON & SHELDON, PLLC
CERTIFIED PUBLIC ACCOUNTANTS


**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.


SUITE 200 • 500 TAYLOR
P.O. BOX 509
AMARILLO, TX 79105-0509

An Independently Owned Member
McGLADREY ALLIANCE | McGladrey

TELEPHONE 806 / 371-7661
FAX: 806 / 371-0529
TOLL FREE: 1-800-530-4804



# JOHNSON & SHELDON, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
EnergyNet.com, Inc.
Amarillo, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by **EnergyNet.com, Inc.** (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no amounts paid as reported on Form SIPC-7 and only overpayments applied of $1,389.00 on Line 2B., "Less payments made with SIPC-6 filed (exclude interest)".
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting that the Company included overpayments applied of $1,390.00 on Line 2B., "Less payment made with SIPC-6 filed (exclude interest).

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Johnson & Sheldon, PLLC

Johnson & Sheldon, PLLC
Amarillo, Texas

February 25, 2016

SUITE 200 • 500 TAYLOR
P.O. BOX 509
AMARILLO, TX 79105-0509

An Independently Owned Member
McGLADREY ALLIANCE | McGladrey

TELEPHONE 806 / 371-7661
FAX: 806 / 371-0529
TOLL FREE: 1-800-530-4804

**SIPC-7**
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

# General Assessment Reconciliation

**SIPC-7**
(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2879*********************MIXED AADC 220
052109 FINRA DEC
ENERGYNET. COM INC
7201 W INTERSTATE 40 STE 319
AMARILLO TX 79106-2634

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______________________

2. A. General Assessment (item 2e from page 2) $ —0—

B. Less payment made with SIPC-6 filed (exclude interest) ( 1,389 )

______________ Date Paid

C. Less prior overpayment applied ( ______ )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ —0—

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ —0—

H. Overpayment carried forward $( 1,389 )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______________________

______________________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

EnergyNet.Com, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO/COO
(Title)

Dated the_____ day of______________, 20_____.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 6,429,316

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

AUCTION of oil AND NATURAL GAS PROPERTIES 6,429,316

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions (6,429,316)

2d. SIPC Net Operating Revenues $ —0—

2e. General Assessment @ .0025 $ —0—

(to page 1, line 2.A.)